                                                                                                     EXHIBIT 12.1

                                                      VALERO ENERGY CORPORATION
                                         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                       (Dollars in Thousands)

                                  Year Ended           Year Ended                 Year Ended                Year Ended
                                 December 31,       December 31, 1994          December 31, 1993           December 31,
                                     1995       Pro Forma<F1> Historical   Pro Forma<F1> Historical     1992         1991

Pretax income from continuing
  operations . . . . . . . . . . . $ 95,138       $ 31,289     $ 42,782      $ 76,698     $ 68,224    $131,419     $146,367
Add (Deduct):
 Net interest expense <F4> . . . .  101,222         98,695       76,921        89,413       37,182      30,423       12,540
 Amortization of previously
   capitalized interest. . . . . .    6,820          6,847        6,282         6,300        4,998       4,544        3,457
 Interest portion of rental
   expense <F2>. . . . . . . . . .   13,251          8,259        6,695         8,003        4,316       4,214        3,913
 Distributions (less than)/in
   excess of equity in earnings
   of VNGP, L.P. <F3>. . . . . . .      -              -         18,968           -         (4,970)     (1,067)       1,030
 Distributions (less than)
   equity in earnings of joint
   ventures <F4> . . . . . . . . .   (4,304)        (2,437)      (2,437)          -            -           -            -
     Earnings as defined . . . . . $212,127       $142,653     $149,211      $180,414     $109,750    $169,533     $167,307

Net interest expense <F4>. . . . . $101,222       $ 98,695     $ 76,921      $ 89,413     $ 37,182    $ 30,423     $ 12,540
Capitalized interest . . . . . . .    4,699          2,558        2,365        14,048       12,335      15,853       25,408
Interest portion of rental
  expense <F2> . . . . . . . . . .   13,251          8,259        6,695         8,003        4,316       4,214        3,913
    Fixed charges as defined . . . $119,172       $109,512     $ 85,981      $111,464     $ 53,833    $ 50,490     $ 41,861

Ratio of earnings to fixed
  charges. . . . . . . . . . . . .     1.78x          1.30x        1.74x         1.62x        2.04x       3.36x        4.00x

<F1>  The pro forma computations reflect the consolidation of the Partnership with the Company for all of 1994 and 1993.

<F2>  The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

<F3>  Represents the Company's undistributed equity in earnings or distributions in excess of equity in earnings of the Partnership for the periods prior to and including May 31, 1994. On May 31, 1994, the Merger of the Partnership with the Company was consummated and the Partnership became a wholly owned subsidiary of the Company.

<F4>  The Company has guaranteed its pro rata share of the debt of Javelina
      Company, an equity method investee in which the Company holds a 20% interest. The interest expense related to the guaranteed debt is not included in the computation of the ratio as the Company has not been required to satisfy the guarantee nor does the Company believe that it is probable that it would be required to do so.

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